SNIPP INTERACTIVE INC.

Quarterly Report to Shareholders for the Three and Nine Months Ended September 30, 2015

(Expressed in U.S. Dollars unless otherwise noted)

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015

Dated: November 30, 2015

Management’s Responsibility for Financial Reporting

The accompanying financial statements have been prepared by management and are in accordance with International Financial Reporting Standards (“IFRS”). Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements.

The Company’s certifying officers, based on their knowledge, having exercised reasonable diligence, are also responsible to ensure that these interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by these interim filings, and these interim consolidated financial statements together with the other financial information included in these interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented in these interim filings.

The board of directors (the “Board”) approves the consolidated financial statements and ensures that management has discharged its financial responsibilities. The Board’s review is accomplished principally through the Audit Committee, which meets quarterly to review all financial reports, prior to filing. The Audit Committee consists of Ram Ramkumar, Conrad Swanson, Michael Cannata and Michael Dillon. Mr. Ramkumar, Mr. Swanson and Mr. Cannata are independent directors. Consequently, the majority of the Audit Committee is independent.

This report contains forward-looking statements, which are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. Forward-looking statements include, but are not limited to, our expectations regarding:

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General economic conditions and market trends and their anticipated effects on our business;

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Our future sales initiatives;

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Our future revenue growth; and

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Our liquidity and capital resources available to us to fund our ongoing operations.

For additional information related to forward-looking statements and material risks associated with them, refer to the section of this report entitled “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS”.

Description of Business and Overall Performance

Snipp Interactive, Inc. (“Snipp”) (formerly Alya Ventures Ltd.) was incorporated under the Business Corporations Act (British Columbia) on January 21, 2010 and was classified as a Capital Pool Company as defined in the TSX Venture Exchange (“TSX-V”) Policy 2.4. The principal business of the Company was to negotiate an acquisition or participation in a business subject to acceptance by regulatory authorities and, in certain cases, shareholder approval (the “Qualifying Transaction”).

On March 1, 2012 (the “Closing”), the Company completed its Qualifying Transaction (the “Transaction”) with Consumer Impulse, Inc. (“Consumer Impulse”) and a concurrent financing whereby the Company acquired all of the issued and outstanding securities of Consumer Impulse in exchange for the issuance of securities of the Company. For accounting purposes, this share exchange is treated as a reverse takeover with Consumer Impulse being the accounting acquirer and the go-forward financial statements reflect Consumer Impulse’s history from its inception on March 30, 2007. Consumer Impulse was incorporated under the laws of the State of Delaware and during the year ended December 31, 2013, Consumer Impulse changed its name to Snipp Interactive Inc (“Snipp”). The business of Consumer Impulse became the business of the Company.

On February 5, 2015, the Company completed the acquisition of Swiss Post Solutions Ireland Limited ("Swiss Post Ireland") and acquired all of the issued and outstanding shares of Swiss Post Ireland, as per the share purchase agreement (the "Purchase Agreement") with Post CH Ltd. ("Swiss Post") dated January 2, 2015.

On June 10, 2015, the Company completed the acquisition of Hip Digital Media Inc. ("Hip Digital") and acquired all of the issued and outstanding shares of Hip, pursuant to the terms of the merger agreement dated May 31, 2015, as amended on June 8, 2015 (collectively, the “Merger Agreement”).

Snipp’s incentive marketing technology platform enables brands and retailers to drive customer engagement and purchase. Its solutions include loyalty, rebates, promotions, rewards and data analytics. While the company until recently was predominantly based in the US, it has expanded its presence to Canada, Ireland, United Kingdom, Switzerland, the Middle East and India. It maintains an active presence with a sales office in each of these markets to service both its international clientele and develop local clients. The company has grown successfully both organically and via acquisitions to one hundred full-time employees spread globally across its main hub offices in Vancouver, Menlo Park, Milwaukee, Dallas, Washington DC, Toronto, Cork (Ireland) and Mumbai (India).

Currently the Company offers clients five main solution suites:

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Purchase Promotions / Receipt Processing: The Company’s unique SnippCheck mobile receipt processing solution allows brands to execute customized purchase-based promotions. It supports any qualification criteria, and works across all retailers and all devices. The company also has made available an API for clients to incorporate into their own Apps and/or web ecosystems.

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Loyalty Programs: The Company’s white-label loyalty engine allows clients to deploy anything from simple punch-card programs to sophisticated, full-fledged points-based loyalty programs with rewards stores attached.

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Mobile Promotions and Contests: A turnkey contesting platform that provides a full range of mobile-based contests, from simple sweepstakes to instant win programs to tiered, multi-level games.

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Reward Solutions: With the recent purchase of Hip Digital Media, the Company now has a robust digital rewards platform which can be used by clients either in conjunction with other Snipp solutions or in standalone programs. The Company is actively working towards fleshing out its portfolio of rewards and adding new reward categories.

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Rebate Solutions: The Company’s “smarter rebates” solutions platform that allows end-customers to qualify for their rebates via mobile devices and receive their rebate checks electronically via a multitude of different options. Clients benefit via lower processing costs, increased transparency, better customer experiences and enhanced data capture.

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Data Analytics: The Company provides clients with further analytics based on the data it collects from customers as part of the promotions and programs launched on its platform.

The Company’s clients are primarily advertising agencies, brands and related marketing and promotions agencies looking to create programs to engage their customers and drive sales. In addition to the solutions listed above, the Company delivers end-to-end services including comprehensive advice in conceptualizing promotion marketing programs, rapid and flexible deployment based on the Company’s technology platforms and tracking & analysis of customer data.

Going forward, the Company aims to scale its business in the client segments it has successfully delivered solutions to date by focusing on further productizing its solutions and continuing to evolve its suite of promotions solutions and offering them to customers directly. There are four main focus areas for the company going forward: purchase-based promotions, loyalty programs, rebates and data analytics (which can be leveraged by clients to further optimize their media and promotions spend It will also actively develop indirect sales channels through partnerships in select industry verticals and regions within and outside of North America. Finally, it plans to take an active part in shaping the dynamic promotions industry and to enhance its technology offering and market position, which may include various forms of strategic partnering and merger & acquisition activity.

Results for the Three Months Ended September 30, 2015 and 2014:

Snipp had revenues of $3,631,573 during the third quarter ended September 30, 2015 compared to $796,194 during the third quarter ended September 30, 2014, representing a 356% growth in revenue.

During the three months ended September 30, 2015 the Company incurred operating costs of $4,313,454 which included non-cash operating costs totaling $769,906 comprised of stock-based compensation, depreciation and amortization. During the three months ended September 30, 2014, the Company incurred operating costs of $791,453 which included non-cash operating costs totaling $53,896 comprised of stock-based compensation, depreciation and amortization.

The “net loss (income) before interest income, foreign exchange, change in fair value of derivative liability, change in fair value of acquisition consideration payable in equity” for the three months ended September 30, 2015 amounted to net loss of $681,881 compared to net income of $4,741 for the three months ended September 30, 2014.

The Company recognized EBITDA of $88,025 for the three months ended September 30, 2015. The Company calculates EBITDA as revenue minus operating expenses excluding non-cash operating expenses of stock-based compensation, depreciation and amortization (interest and taxes are not included in the Company’s operating expenses). The Company recognized Adjusted EBITDA of $131,204 for the three months ended September 30, 2015 by adjusting for $43,179 in one-time acquisition and integration expenses associated with the acquisition of Hip Digital.

Net income for the three months ended September 30, 2015 amounted to $63,294 or $0.00 per share compared to net loss of $129,169 or $0.00 per share for the three months ended September 30, 2014. The net income for the quarter ended September 30, 2015 of $63,294 is mainly attributed to the Company’s substantial revenue growth as well as the non-cash gain in the amount of $688,533 from the change in the fair value of acquisition consideration payable in equity.

Salaries and compensation represent amounts paid to the Company’s management and all consultants and employees. During the third quarter of fiscal 2015 the Company incurred $1,995,394 in salaries and compensation expense compared to $273,829 incurred during the third quarter of fiscal 2014. Quarterly changes in salaries and compensation expenses have been due to the Company aggressively hiring new employees and opening new offices globally in order to be able to execute on the new business opportunities that the company is seeing. In addition, the Company incorporated new staff as a result of the acquisition of Swiss Post Ireland in the first quarter and the acquisition of Hip Digital in the second quarter.

General and administrative costs were $331,575 in the third quarter of fiscal 2015 compared to $34,460 incurred during the third quarter of fiscal 2014. Given the massive increase in demand the Company has seen along with the recently concluded acquisitions of Swiss Post Ireland and Hip Digital, the increase in general and administrative costs is attributable to building its organization and presence in key markets and the higher general and administrative costs associated with operating a larger organization. The Company still remains committed to its strategy of maintaining a cost advantage and keeping overheads as low as possible. To the extent possible, the Company continues to hire people in low-cost offices (e.g. Ireland, India, Milwaukee, Dallas, Vancouver) and Management believes that relative to its size, the Company’s staff spend remains lower than industry average.

Outsourced software development costs were $21,806 during the three months ended September 30, 2015 compared to $48,837 incurred during the three months ended September 30, 2014. The changes in outsourced software development costs are due to period to period fluctuations in outsourced software development required to support the Company’s operations. As the Company has hired additional internal software developers over the past year the need for outsourced software development support is decreasing. Campaign infrastructure costs were $826,089 during the third quarter of fiscal 2015 compared to $354,610 incurred during the third quarter of fiscal 2014. These costs are associated with maintaining the Company’s short code for mobile messaging services, cellular network usage, costs of rewards and third party campaign components required to support client campaigns. The increases in these costs were due to increased communication costs and increased campaign costs required to support the increased sales revenue.

Professional fees and travel costs were $85,171 and $219,492, respectively, during the three months ended September 30, 2015 compared to $680 and $17,971, respectively, incurred during the three months ended September 30, 2014. Professional fees relate to legal and accounting services provided to the Company. Travel costs vary from period to period depending on travel required to support operations or in evaluating potential business opportunities. The significant increase in professional fees and travel costs primarily reflects the one-time costs associated with reviewing and completing the acquisition of Hip Digital Media Inc. that closed in the second quarter of fiscal 2015.

Marketing and investor relations expenses of $64,021 were incurred during the three months ended September 30, 2015 compared to $7,170 incurred during the three months ended September 30, 2014. The Company recognized amortization expense of $41,564 and depreciation expense of $6,179 during the third quarter of fiscal 2015 corresponding to the amortization of intangible assets and depreciation of equipment. During the third quarter of fiscal 2014 the Company recognized amortization expense of $19,029 and depreciation expense of $1,398.

The Company granted stock options to directors, officers, consultants and employees during the period ended September 30, 2015 and also during the year ended December 31, 2014. Stock-based compensation expense of $722,163 was incurred during the three months ended September 30, 2015 compared to $33,469 incurred during the three months ended September 30, 2014 and represents the non-cash vested portion of these stock option grants.

Other non-operating items during the third quarter of fiscal 2015 include interest income of $15,627, foreign exchange loss of $541, gain of $41,556 from the change in the fair value of derivative liability and gain of $688,533 from the change in the fair value of acquisition consideration payable in equity. This compares to other non-operating items during the third quarter of fiscal 2014 that included interest income of $2,778, foreign exchange gain of $125,809 and loss of $262,497 from the change in the fair value of derivative liabilities. Interest income is earned on our cash held in cashable guaranteed investment certificates. Foreign exchange gain/loss corresponds to transactions within our consolidated group that are based in Canadian dollars and where the changes in the exchange rate of the Canadian dollar versus the US dollar results in gains or losses. The gain/loss from change in fair value of derivative liability is non-cash and is recognized due to the exercise price of the Company’s share purchase warrants fixed in Canadian dollars while the functional currency of the Company is the U.S. dollar. The warrants are considered a derivative as a variable amount of cash in the Company’s functional currency will be received on exercise and accordingly a variable number of shares would be issued. Consequently, the Company’s share purchase warrants are classified and accounted for as a derivative liability at fair value through profit and loss. The fair value of the warrants was determined using the Black Scholes option pricing model.  This derivative liability is not related to any debt instrument of any kind and does not affect the operations of the business in any way. The gain/loss from change in fair value of acquisition consideration payable in equity, is non-cash and is recognized due to the Company’s fluctuating share price at each quarter end and the associated acquisition performance shares issuable per the terms of the acquisition of Hip Digital Media Inc.

Results for the Nine Months Ended September 30, 2015 and 2014:

Snipp had revenues of $10,046,661 during the nine months ended September 30, 2015 compared to $1,558,634 during the nine months ended September 30, 2014, representing a 545% growth in revenue.

During the nine months ended September 30, 2015 the Company incurred operating costs of $12,040,435 which included non-cash operating costs totaling $1,445,933 comprised of stock-based compensation, depreciation and amortization. During the three months ended September 30, 2014, the Company incurred operating costs of $1,945,480 which included non-cash operating costs totaling $128,282 comprised of stock-based compensation, depreciation and amortization.

The “net loss before interest income, foreign exchange, change in fair value of derivative liability, change in fair value of acquisition consideration payable in equity” for the nine months ended September 30, 2015 amounted to $1,993,774 compared to $386,846 for the nine months ended September 30, 2014.

Net income for the nine months ended September 30, 2015 amounted to $1,589,618 or $0.02 per share compared to net loss of $318,969 or $0.01 per share for the nine months ended September 30, 2014. The net income for the nine months ended September 30, 2015 of $1,589,618 is mainly attributed to the Company’s substantial revenue growth as well as the non-cash gain in the amount of $1,525,914 from the change in the fair value of derivative liability and the non-cash gain in the amount of $2,039,955 from the change in the fair value of acquisition consideration payable in equity.

Salaries and compensation represent amounts paid to the Company’s management and all consultants and employees. During the first three quarters of fiscal 2015 the Company incurred $4,052,759 in salaries and compensation expense compared to $993,324 incurred during the first three quarters of fiscal 2014.  Quarterly changes in salaries and compensation expenses have been due to the Company aggressively hiring new employees and opening new offices globally in order to be able to execute on the new business opportunities that the company is seeing. In addition, the Company incorporated new staff as a result of the acquisition of Swiss Post Ireland in the first quarter and the acquisition of Hip Digital in the second quarter.

General and administrative costs were $720,966 in the first three quarters of fiscal 2015 compared to $96,455 incurred during the first three quarters of fiscal 2014. Given the massive increase in demand the Company has seen along with the acquisitions of Swiss Post Ireland and Hip Digital concluded in the first three quarters of fiscal 2015, the increase in general and administrative costs is attributable to building its organization and presence in key markets and the higher general and administrative costs associated with operating a larger organization. The Company still remains committed to its strategy of maintaining a cost advantage and keeping overheads as low as possible. To the extent possible, the Company continues to hire people in low-cost offices (e.g. Ireland, India, Milwaukee, Dallas, Vancouver) and Management believes that relative to its size, the Company’s staff spend remains lower than industry average.

Outsourced software development costs were $97,911 during the nine months ended September 30, 2015 compared to $107,091 incurred during the nine months ended September 30, 2014. The changes in outsourced software development costs are due to period to period fluctuations in outsourced software development required to support the Company’s operations. As the Company has hired additional internal software developers over the past year the need for outsourced software development support is decreasing. Campaign infrastructure costs were $4,680,604 during the first three quarters of fiscal 2015 compared to $492,740 incurred during the first three quarters of fiscal 2014. These costs are associated with maintaining the Company’s short code for mobile messaging services, cellular network usage, costs of rewards and third party campaign components required to support client campaigns. The increases in these costs were due to increased communication costs and increased campaign costs required to support the increased sales revenue.

Professional fees and travel costs were $441,032 and $429,020, respectively, during the nine months ended September 30, 2015 compared to $37,267 and $55,187, respectively, incurred during the nine months ended September 30, 2014. Professional fees relate to legal and accounting services provided to the Company. Travel costs vary from period to period depending on travel required to support operations. The significant increase in professional fees and travel costs primarily reflects the one-time costs associated with reviewing and completing the acquisitions of Swiss Post Solutions Ireland Limited and Hip Digital Media Inc. that both closed in the nine months ended September 30, 2015.

Marketing and investor relations expenses of $172,210 were incurred during the nine months ended September 30, 2015 compared to $35,134 incurred during the nine months ended September 30, 2014. The Company recognized amortization expense of $94,481 and depreciation expense of $12,055 during the first three quarters of fiscal 2015 corresponding to the amortization of intangible assets and depreciation of equipment. During the first three quarters of fiscal 2014 the Company recognized amortization expense of $50,040 and depreciation expense of $4,005.

The Company granted stock options to directors, officers, employees and consultants during the nine months ended September 30, 2015 and also during the year ended December 31, 2014. Stock-based compensation expense of $1,339,397 was incurred during the nine months ended September 30, 2015 compared to $74,237 incurred during the three months ended September 30, 2014 and represents the non-cash vested portion of these stock option grants.

Other non-operating items during the first three quarters of fiscal 2015 include interest income of $54,161, foreign exchange loss of $36,614, loss on marketable securities of $24, gain of $1,525,914 from the change in the fair value of derivative liability and gain of $2,039,955 from the change in the fair value of acquisition consideration payable in equity. This compares to other non-operating items during the first three quarters of fiscal 2014 that included interest income of $3,994, foreign exchange gain of $116,288 and loss of $52,405 from the change in the fair value of derivative liability. Interest income is earned on our cash held in cashable guaranteed investment certificates. Foreign exchange gain/loss corresponds to transactions within our consolidated group that are based in Canadian dollars and where the changes in the exchange rate of the Canadian dollar versus the US dollar results in gains or losses. The gain/loss related to derivative liability is non-cash and is recognized due to the exercise price of the Company’s share purchase warrants fixed in Canadian dollars while the functional currency of the Company is the U.S. dollar. The warrants are considered a derivative as a variable amount of cash in the Company’s functional currency will be received on exercise and accordingly a variable number of shares would be issued. Consequently, the Company’s share purchase warrants are classified and accounted for as a derivative liability at fair value through profit and loss. The fair value of the warrants was determined using the Black Scholes option pricing model.  This derivative liability is not related to any debt instrument of any kind and does not affect the operations of the business in any way. The gain/loss from change in fair value of acquisition consideration payable in equity, is non-cash and is recognized due to the Company’s fluctuating share price at each quarter end and the associated acquisition performance shares issuable per the terms of the acquisition of Hip Digital Media Inc.

Selected Annual Financial Information

	For the Year Ended December 31, 2014	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012
Total revenues	3,562,045	870,420	511,854
Income (loss) before taxes, discontinued operations and extraordinary items:
(i) total for the year	(2,564,866)	75,597	(2,237,889)
(ii) per share	(0.04)	0.00	(0.05)
Net income (loss):
(i) total for the year	(2,564,866)	75,597	(2,237,889)
(ii) per share	(0.04)	0.00	(0.05)
Total assets	2,506,384	818,507	1,117,077
Total long-term financial liabilities (non-cash)	1,613,526	61,077	1,230,128
Cash dividends declared per-share	Nil	Nil	Nil

For the 2014 fiscal year, revenue increased substantially by 309% compared to fiscal 2013. The net loss of $2,564,866 is mainly attributed to the increased salaries and compensation, increased campaign infrastructure expenses and the non-cash loss from the change in the fair value of derivative liability. The Company incurred total operating costs of $4,850,879 in fiscal 2014. Salaries and compensation of $1,573,933 and Campaign infrastructure of $2,431,221 represented the two largest components of the total operating costs in fiscal 2014. The total long-term financial liabilities represent a non-cash derivative liability. For the year ended December 31, 2014, the net cash flows used in operating activities was $347,618.

For the 2013 fiscal year, revenue increased substantially by 70% compared to fiscal 2012. The net income of $75,597 is mainly attributed to the non-cash gain from the change in the fair value of derivative liability. The Company incurred total operating costs of $1,701,299 in fiscal 2013. Salaries and compensation of $1,098,609 represented the largest component of the total operating costs in fiscal 2013. The total long-term financial liabilities represent a non-cash derivative liability. For the year ended December 31, 2013, the net cash flows used in operating activities was $655,927.

For the 2012 fiscal year, revenue increased substantially by 35% compared to fiscal 2011. The loss of $2,237,889 is comprised of a large amount of non-cash costs such as the listing expense, change in fair value of derivative liability, strategic sales partnership compensation and stock-based compensation which represents about 42% or $936,015 of the total net loss in fiscal 2012. There were also increased operating costs associated with implementing the Company’s new business and development plan. The total long-term financial liabilities represent a non-cash derivative liability. For the year ended December 31, 2012, the net cash flows used in operating activities was $1,368,779.

Future Growth

The information in this section is forward-looking and should be read in conjunction with the section below entitled “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS”.

Based on sustaining continuous quarterly growth since the public offering and executing against a successful acquisition strategy, management believes the business is in a strong position today and is poised to continue its rapid pace of growth well into 2016. In particular, given the strong performance of the company over the course of the first three quarters of 2015, the substantial increase in sales revenues, the integration of its two acquisitions, the high quality talent that has been added on to its ranks and the increasingly strong balance sheet along with the addition of long term re-occurring revenue streams, management believes that the company today is in the strongest position it has been since its inception.

In addition with the continued development of the Company’s promotion platform and its components, the launch of three new solutions lines (enterprise loyalty for brands, rebates and data analytics), repeat business from large global brands, an increasing number of Fortune 500 customers directly approaching the company for its solutions and certain opportunities arising for the company to make strategic acquisitions, management believes it is in a very strong position to further penetrate the promotions marketing industry not only in the United States of America but also globally.

The promotions marketing industry is a large industry (estimated to be worth $80 billion annually in North America) and will continue to represent a key focus area for the Company. In addition to the $80 billion promotions marketing industry, management believes its solutions are increasingly positioning it to capture share in the $800 billion global advertising market. The purchase level data that it is collecting through its loyalty, receipt and rebate solutions allows the Company to help brands better plan all their advertising spend (and not just on promotions).

Management believes that the Company is well poised for rapid growth for a variety of reasons:

1.

Continued product innovation to the existing platform

2.

The launch of new solutions lines including Enterprise Loyalty for Brands, its newly expanded Rewards Platform (post the acquisition of Hip Digital Media), Smarter Rebates and Data Analytics

3.

Multiplier effect of its current organic business model

4.

Effect of recruiting a sales force and attendance in further industry events

5.

Global deployments with and without regional partners

6.

Increasing requests for long term licensing and services contract revenue

7.

Higher acceptance and adoption of its solutions by marketing professionals

8.

Opportunities to merge and/or acquire complimentary companies in it space

1. Continued Product Innovation to the Existing Platform

The Company has developed components within its platform that span the marketing funnel. In particular, the company is seeing significant traction with SnippCheck, its mobile receipt processing solution. SnippCheck is a unique product offering in that it was one of the pioneers in the space of receipt processing and purchase validation. Today, SnippCheck is the market leader for receipt-based purchase validation promotion programs, having powered several hundred programs for leading Fortune 500 brands and world-class agencies and partners, with 99% of all households in the United States have been exposed to our programs.

The solution is highly customizable and flexible and can easily be tailored to meet each client’s unique program needs. Significant promotions activity is tied to purchase, and SnippCheck enables brands to validate consumer purchases for various promotions. Prior to SnippCheck, brands looking to do programs tied to purchase were limited to either code-on-pack solutions, mail-in programs or integrating directly into retailer point-of-sale systems, all of which are cumbersome and expensive and each has its own shortcomings. SnippCheck also serves as an effective engine around which to continue to add promotions-related features and functionality requested by clients. The Company plans to continually build on these components that allow for a closed-loop, single-platform solution for marketers across the path to purchase. The Company has solutions for each component of this path and will continue to launch pieces to further enhance the platforms capabilities:

A. Activate: Solutions that enable brands to drive awareness and increase engagement with their customers in store, at home or online:

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SnippWin

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Contests & sweepstakes

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Sampling programs

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Mobile Alerts

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Mobile coupons

B. Validate: Solutions that validate consumer actions, both purchase and non-purchase related

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SnippCheck

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Mobile receipt processing

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Purchase promotions

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Mobile coupons

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SnippIR

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Image recognition

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SnippLoyalty

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Punchcard programs

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Popup Programs

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Enterprise loyalty programs for brands

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Enterprise loyalty programs for retailers and services companies

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SnippRebates

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Digital/mobile rebate programs

C. Incentivize: Rewards platform with a variety of different rewards options that clients can choose and use in their programs.

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SnippRewards

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Variety of different pre-configured rewards options

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Physical and digital rewards delivery options

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Fulfillment

Management believes significant opportunities exist in acquiring point solutions that further add or enhance platform capabilities. The Company is constantly evaluating companies that will be complementary to its existing platform and/or allow it to acquire new customer relationships. The promotion market space is highly fragmented and management believes under the right circumstances an opportunity exists to consolidate companies in different parts of the promotion marketing eco-system.

2. The Launch of New Solutions Lines

Management defined and launched new solutions lines based on the existing platform and suite of technologies within the Company over the course of the last year. Management believes that each of these new solutions lines will create significant new revenue opportunities for the Company in the future.

A.

SnippLoyalty: In exploring spaces adjacent to its current set of offerings, Management identified enterprise loyalty as a key new area for expansion. Management believes there is significant scope to combine its SnippCheck receipt processing solution with an enterprise loyalty platform to create a unique loyalty platform targeted specifically towards consumer brands. Previously, consumer brands were limited in their ability to launch loyalty programs for much the same reasons that they found doing purchase programs difficult: validating purchase. By combining SnippCheck with an enterprise loyalty platform and extending the solution, brands would be able to have a comprehensive, holistic loyalty solution that would enable them to reward customers for both purchase and non-purchase interactions. Furthermore, the Company would be able to target this solution towards its existing set of customers who were already engaged with the Company for promotions programs, thereby generating evergreen programs with significantly higher ticket sizes. Towards that end, the Company spent time finalizing the acquisition of Swiss Post Solutions Ireland Limited, a loyalty management subsidiary of Post CH Ltd. This acquisition closed in February 2015. With the acquisition and the creation of the new SnippLoyalty solution, Management believes the Company is well-positioned to offer consumer brands in developed markets a unique product offering that meets a key need. Furthermore, SnippLoyalty can also be effectively targeted at retailers and services companies across the globe who are also looking for enterprise level loyalty programs for their customers. The Company has already seen considerable sales success in this space, with both extensions from existing clients and new clients signed on to the platform. More significantly, a majority of the current sales pipeline is for loyalty-related programs.

B.

SnippRewards: With the acquisition of Hip Digital Media, which closed in Q2, the Company’s reward platform has been significantly strengthened and enhanced. Hip Digital Media had been a market leader in the distribution of digital content incentives for multichannel brand marketing programs. Hip Digital Media had a full fledged suite of rewards options available to clients, which in addition to digital content included retailer gift cards, movie tickets, magazine subscriptions and many more. The Company plans to leverage the Hip Digital Media rewards platform as the base on which it continues to build and expand its incentives and rewards offerings. Furthermore, the Company plans to tightly integrate the rewards platform with its SnippCheck and SnippLoyalty platforms, thereby strengthening those product offerings and creating a more comprehensive overall solution.

C.

SnippRebates: Towards the end of 2014, the Company launched SnippRebates to target the growing $8bn rebate industry. SnippRebates is designed to reduce costs for manufacturers while providing consumers with a better experience. The Company already launched a consumer rebate program in 2014 as well as a trade-based rebate program and expects to do several more such programs in 2015. The rebate industry is growing every year but is still very traditional, relying on labor-intensive processes involving paper, form filling, manual data entry, telephone support, postage and issuing checks. SnippRebates automates either parts of the process or the entire operation. Over $8 billion is issued back to American households each year through rebate programs with over 50 percent of the population participating in consumer rebate programs. At the core of SnippRebates is Snipp’s leading purchase validation platform, SnippCheck. While manufacturers have total flexibility on how to configure their rebate program, SnippCheck enables consumers to submit rebate forms and proof of purchase via mobile, email or web uploads, track the status of their rebates, and receive funds electronically, all within 48 hours.

D.

SnippInsights Data Analytics: Through its marketing programs the Company continues to accumulate a vast amount of data about consumers, getting insights into their demographics, purchase habits, shopping basket data as well as sources of entry into promotions. The Company believes that this data is extremely valuable to brands and is productizing the data to create analytics solutions to enable brands to better understand customers, behaviors and trends. Furthermore, by tagging the entry mechanism by which a consumer enters a particular promotion, the Company has unique insight into which awareness building channels are most effective for a particular client for a particular program and can work with the client to better optimize their promotion spend across those channels.

3. Multiplier Effect of the Company’s Current Organic Business Model

The company sits at the intersection of three traditional elements in the marketing world that will help it accelerate its business.

a.

Promotion Windows: Large brands across industry categories build their marketing plans around promotion windows. There are over traditional 80 promotional windows in the year (e.g. New Years Day, Valentines Day, Back to School, Thanksgiving, Christmas). These do not include promotion tactics marketers have to take as a response to competitive action or declines in sales. In a given year a brand runs multiple promotions to take advantage of the various promotion windows that exist, giving the Company multiple opportunities to sell its promotions solutions.

b.

Multi-Brand Nature of Its Clients: The Company continues to receive an increasing amount of interest from Fortune 500 clients across industries as well as leading global marketing and advertising agencies many of whom belong to the “Big Four” agency holding groups. Snipp is currently executing a number of new and repeat campaigns with such clients who invariably work with Snipp across multiple brands as the relationship expands. Each of these clients has a large portfolio of brands with their own P&L. For confidentiality reasons specific client names, plans and campaigns cannot be revealed due to the competitive nature in which Snipp’s platform is deployed by its clients to achieve their business objectives. Snipp does however periodically update its website with recent campaigns after they have been launched and where the client has given the company permission to mention its name and/or if the campaign is covered by industry journals that track the space. You can read more about the types of clients and the work done by the company at http://www.snipp.com/clients. Snipp also works with leading global marketing and advertising agencies that serve multiple large brand clients. A majority of the agencies that Snipp currently works with belong to the “Big Four” agency holding companies. Breaking into these multi-brand companies and agencies leads to additional opportunities with multiple brands within the parent company or in the agency portfolio.

c.

Channel Specific Promotions: Brands and agencies plan promotions specifically for different retail channels across their promotion windows. There are numerous retail channels (e.g., Walmart, Target, CVS, Walgreens) and each channel typically has a brand-funded "channel budget". Many large brands run the same promotion across multiple channels at the same time or at different points to maintain the illusion of exclusivity. The Company’s promotion solutions are unique in their ability to target any specific combination of channels, thereby making them very attractive to brands looking to run channel-specific promotions.

The combination of Promotion Windows, Multi-brand Clients/Agencies, and Channel Specific Promotions create significant opportunities for the Company’s continued revenue growth.

4. Effect of Recruiting a Sales Force and Attendance in Further Industry Events

To date, a majority of the Company’s revenue continues to be as a result of clients calling the company based on the reputation of the work done and the relevance of the solutions it has launched over the past two years. The Company’s management is frequently quoted in industry journals and called upon to provide opinions on the effectiveness of various tactics. The Company has undertaken very little outbound marketing and has spent relatively sparely on industry conferences and forums. Management believes that the opportunity to generate business by continuing to building a direct sales force is significant, particularly now that it has a core set of campaigns under its belt. Additionally, as we continue to create new solutions lines that are more finely targeted at specific customer segments and verticals we have the ability to recruit experienced salespersons with deep expertise and customer contacts in those specific areas, thereby improving on the effectiveness of the sales process.

5. Global deployments (with and without regional partners)

Previously the company had attracted partners in Mexico and Brazil and had its own presence in the Middle East. Management believes that this trend will continue. While the path to monetization is longer with overseas partners, Management believes that a significant opportunity exists in these areas and other parts of the world. With the recent purchase of Swiss Post Solutions Ireland, the company has a beachhead in Europe and has already recruited sales staff in the United Kingdom and is working with partners in the region. Furthermore, our client agencies and brands themselves are oftentimes introducing us to their overseas colleagues with an eye towards launching campaigns in different regions.

6. Increasing requests for long term licensing and services contract revenue

Management has been able to sign long term agreements and MSAs with several key clients (agencies and brands) who were looking to license components of the Snipp platform or lock-in pricing for multiple sets of programs. Management continues to be engaged in such new conversations with multiple agencies and large promotions companies and believes significant opportunities continue to exist to consummate such licensing & service deals with these companies over the course of 2015 and beyond. Opportunity also exists to sign deals with international companies outside of the US market, an area the company is only just embarking on exploiting sales opportunity.

7. Higher acceptance and adoption of its solutions by marketing professionals

Given the large number of clients that have tested programs and signed deals with the company across industry segments, the tactics and mechanics that Snipp uses to activate, validate and incentivize customers is becoming more mainstream. Consequently the company believes that its early-adopter clients are increasingly giving way to more traditional clients who would be willing to work with Snipp to help close the loop between advertising and tracking purchases.

8. Opportunities to merge and/or acquire complimentary companies in it space

The Company is uniquely poised to execute a roll-up strategy in the promotion marketing space especially due to the increasing strength of its balance sheet. This segment of the advertising industry is inherently fragmented and poised for an aggregator to consolidate players. The Company has already successfully closed two such acquisitions in the first half of 2015. Both acquisitions were financially accretive while also strengthening the Company’s product portfolio and sales operations and have been successfully integrated into the company. The Company is actively looking to do additional such complementary transactions where it strategically fits with the Company’s growth strategy.

Selected Quarterly Financial Information

		3rd Quarter Ended September 30, 2015	2nd Quarter Ended June 30, 2015	1st Quarter Ended March 31, 2015
(a)Revenue		$3,631,573	$2,709,288	$3,705,800
(b)Net income(loss) for period		$63,294	$1,324,508	$201,816
(c)Net income (loss) per share		$0.00	$0.01	$0.00
	4th Quarter Ended December 31, 2014	3rd Quarter Ended September 30, 2014	2nd Quarter Ended June 30, 2014	1st Quarter Ended March 31, 2014
(a)Revenue	$2,003,411	$796,194	$413,358	$349,082
(b)Net income(loss) for period	($2,245,897)	($129,169)	($398,494)	$208,694
(c)Net income (loss) per share	($0.03)	($0.00)	($0.01)	$0.00
	4th Quarter Ended December 31, 2013	3rd Quarter Ended September 30, 2013	2nd Quarter Ended June 30, 2013	1st Quarter Ended March 31, 2013
(a)Revenue	$262,551	$226,342	$207,196	$174,331
(b)Net income(loss) for period	$184,332	($275,590)	$31,692	$135,163
(c)Net income (loss) per share	$0.00	($0.01)	$0.00	$0.00
	4th Quarter Ended December 31, 2012	3rd Quarter Ended September 30, 2012	2nd Quarter Ended June 30, 2012	1st Quarter Ended March 31, 2012
(a)Revenue	$169,839	$141,459	$106,321	$94,235
(b)Net Income (loss) for period	($492,286)	($878,287)	($169,357)	($697,959)
(c) Net income (loss) per share	($0.01)	($0.02)	($0.00)	($0.03)

The net income of $63,294 for the third quarter of fiscal 2015 is mainly attributed to the Company’s substantial revenue growth as well as the non-cash gain in the amount of $688,533 from the change in the fair value of acquisition consideration payable in equity. Revenue in the third quarter of fiscal 2015 grew by 356% compared to the third quarter of fiscal 2014. For the third quarter of fiscal 2014 the Company recognized a net loss of $129,169. The net income of $1,324,508 for the second quarter of fiscal 2015 is mainly attributed to the Company’s substantial revenue growth as well as the non-cash gain in the amount of $1,351,422 from the change in the fair value of acquisition consideration payable in equity. The net income of $201,816 in the first quarter of fiscal 2015 is mainly attributed to the non-cash gain from the change in the fair value of derivative liability. The loss in the fourth quarter of fiscal 2014 is mainly attributed to increased salaries and compensation, increased campaign infrastructure expenses and the non-cash loss from the change in the fair value of derivative liability and additional operating expenses incurred while supporting the Company’s 663% growth in sales revenue compared to the fourth quarter of fiscal 2013. The loss in the third quarter of fiscal 2014 is mainly attributed to the non-cash loss from the change in the fair value of derivative liability. The loss in the second quarter of fiscal 2014 is mainly attributed to the non-cash loss from the change in the fair value of derivative liability, foreign exchange loss and additional operating expenses incurred while supporting the Company’s 100% growth in sales revenue compared to the second quarter of fiscal 2013. The gain in the first quarter of fiscal 2014 and the gain in the fourth quarter of fiscal 2013 is mainly attributed to the non-cash gain from the change in the fair value of derivative liability. The loss in the third quarter of fiscal 2013 is mainly attributed to the non-cash loss from the change in the fair value of derivative liability and foreign exchange loss which represent about 43% or $119,397 of the total net loss in the third quarter of fiscal 2013. The gains in the first and second quarters of fiscal 2013 are mainly attributed to the non-cash gains from the change in the fair value of derivative liability. The loss in the fourth quarter of fiscal 2012 was primarily due to salaries and compensation expense of $291,144 and strategic sales partnership compensation of $71,985. The loss in the third quarter of fiscal 2012 was primarily due to salaries and compensation expense of $331,138 and change in fair value of derivative liability in the amount of $278,757. The loss in the second quarter of fiscal 2012 was primarily due to salaries and compensation expense of $256,407. The loss in the first quarter of fiscal 2012 was primarily due to the non-cash listing expense of $514,284.

Capital Stock

(a)

Authorized

Unlimited number of common shares, without par value

Unlimited preferred shares, without par value, issuable in series:

        Unlimited Series 1 voting preferred shares, without par value, redeemable at C$0.0001 per share

(b)

Issued and Outstanding

	No. of shares	Amount
Balance, September 30, 2015	105,601,001	$14,043,512
Balance, November 30, 2015	105,746,001	$14,059,793

(c)

Stock Options

Stock option activity is presented below:

	Number of Options	Weighted Average Exercise Price
		C$

Outstanding, December 31, 2013	3,479,500	0.13

Exercised	(100,000)	0.10
Granted	3,825,000	0.42

Outstanding, December 31, 2014	7,204,500	0.29

Exercised	(524,500)	0.12
Cancelled	(505,000)	0.41
Granted	7,516,000	0.66

Outstanding, September 30, 2015	13,691,000	0.42

Granted	1,080,000	0.46

Outstanding, November 30, 2015	14,771,000	0.42

The following table summarizes stock options outstanding at September 30, 2015 and November 30, 2015:

Number of Options Outstanding September 30, 2015	Number of Options Outstanding November 30, 2015	Number of Options Exercisable September 30, 2015	Number of Options Exercisable November 30, 2015	Exercise Price	Expiry Date
780,000	780,000	780,000	780,000	$0.19	August 27, 2017
100,000	100,000	100,000	100,000	$0.10	February 15, 2018
650,000	650,000	650,000	650,000	$0.10	February 25, 2018
100,000	100,000	100,000	100,000	$0.10	July 15, 2018
1,250,000	1,250,000	1,250,000	1,250,000	$0.12	December 18, 2018
200,000	200,000	200,000	200,000	$0.105	April 10, 2019
100,000	100,000	100,000	100,000	$0.10	April 20, 2019
50,000	50,000	50,000	50,000	$0.185	August 11, 2019
100,000	100,000	100,000	100,000	$0.185	August 11, 2019
100,000	100,000	50,000	50,000	$0.25	September 10, 2019
500,000	500,000	167,667	167,667	$0.34	November 6, 2019
200,000	200,000	200,000	200,000	$0.34	November 6, 2019
175,000	175,000	-	-	$0.33	November 26, 2019
1,975,000	1,975,000	-	-	$0.55	December 29, 2019
250,000	250,000	-	-	$0.65	January 27, 2020
1,220,000	1,220,000	167,667	167,667	$0.68	February 9, 2020
755,000	755,000	-	-	$0.65	March 26, 2020
150,000	150,000	-	-	$0.68	June 8, 2020
1,000,000	1,000,000	-	-	$0.64	June 14, 2020
3,221,000	3,221,000	100,000	100,000	$0.41	July 9, 2020
605,000	605,000	-	-	$0.41	August 13, 2020
210,000	210,000	-	-	$0.41	September 15, 2020
-	200,000	-	-	$0.465	October 15, 2020
-	400,000	-	-	$0.46	October 19, 2020
-	340,000	-	-	$0.45	October 22, 2020
-	140,000	-	-	$0.42	November 10, 2020
13,691,000	14,771,000	4,013,334	4,013,334

(d)

Broker Warrants

	Number of Shares	Weighted Average Exercise Price
		C$

Outstanding, December 31, 2013	1,333,333	0.25

Expired	(1,333,333)	0.25

Outstanding, December 31, 2014, September 30, 2015 and November 30, 2015	-	-

 (e)

Warrants

	Equity Classification		Liability Classification
	Number	Weighted Average	Number	Weighted Average
	of Shares	Exercise Price	of Shares	Exercise Price

Outstanding, December 31, 2011	-	-	-	-

Issued – Transaction warrants warrants			6,188,688	$0.13
Issued – Brokers warrants warrants	1,333,333	C$0.25
Issued – Financing warrants	-	-	13,333,333	C$0.25

Outstanding, December 31, 2012	1,333,333	C$0.25	19,522,021	C$0.25

Reallocated - Transaction warrants	6,188,688	$0.13	(6,188,688)	$0.13
Issued – Financing warrants	-	-	1,200,000	C$0.15

Outstanding, December 31, 2013	7,522,021	$0.15	14,533,333	C$0.25

Issued – Financing warrants	-	-	3,175,000	C$0.15
Expired - Brokers warrants	(1,333,333)	C$0.25
Expired – Financing warrants	-	-	(13,333,333)	C$0.25
Issued – Financing warrants	10,400,000	$0.20	-	-
Exercised – Financing warrants	(120,000)	$0.20	-	-
Exercised – Financing warrants	-	-	(505,000)	C$0.15

Outstanding, December 31, 2014	16,468,688	$0.19	3,870,000	C$0.15

Issued – Finder’s unit warrants	766,800	$0.20	-	-
Issued – Financing warrants	11,161,363	$0.63	-	-
Issued – Financing advisory warrants	330,795	$0.63	-	-
Exercised – Finder’s unit warrants	(439,000)	$0.20	-	-
Exercised – Financing warrants	(2,880,000)	$0.20	-	-
Exercised – Financing warrants	-	-	(3,467,000)	C$0.15

Outstanding, September 30, 2015	25,408,646	$0.37	403,000	C$0.15

Exercised – Financing warrants	-	-	(145,000)	C$0.15
Outstanding, November 30, 2015	25,408,646	$0.37	258,000	C$0.15

The following table summarizes the Warrants outstanding at September 30, 2015 and November 30, 2015:

Number of Common Shares Issuable September 30, 2015	Number of Common Shares Issuable November 30, 2015
		Weighted Average Exercise Price	Expiry Date
6,188,688	6,188,688	$0.13	March 1, 2017
403,000	258,000	C$0.15	January 24, 2016
7,400,000	7,400,000	$0.20	July 24, 2017
327,800	327,800	$0.20	July 24, 2017
11,161,363	11,161,363	$0.63	February 4, 2017
330,795	330,795	$0.63	February 4, 2017
25,811,646	25,666,646	$0.37

(f)

Finder’s Unit Options

	Number of Shares	Weighted Average Exercise Price
		C$

Outstanding, December 31, 2013	-	-

Issued	792,000	0.15

Outstanding, December 31, 2014	-	-

Exercised	(766,800)	0.15

Outstanding, September 30, 2015 and November 30, 2015	25,200	0.15

Each Finder’s Unit Option entitles the holder to purchase one unit (“Finder’s Unit”) at an exercise price of C$0.15 until July 14, 2017. Each Finder’s Unit will consist of one common share and one share purchase warrant (“Finder’s Unit Warrant”), with each Finder’s Unit Warrant entitling the holder to purchase one common share at an exercise price of $0.20 until July 14, 2017.

(g)

Broker Unit Options

	Number of Shares	Weighted Average Exercise Price
		C$

Outstanding, December 31, 2013 and December 31, 2014	-	-

Issued	1,785,818	0.55

Outstanding, September 30, 2015 and November 30, 2015	1,785,818	0.55

Each Broker’s Unit Option entitles the holder to purchase one unit (“Broker’s Unit”) at an exercise price of C$0.55 until February 4, 2017. Each Broker’s Unit will consist of one common share and one half of one share purchase warrant (“Broker Unit Warrant”), with each whole share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.63 until February 4, 2017.

Financial Position

The net income for the nine months ended September 30, 2015 of $1,589,618 after adjustments for non-cash items and changes in other working capital balances, resulted in cash used in operations of $1,639,999. During the nine months ended September 30, 2015, the Company used cash in additions to equipment and intangible assets and also completed the acquisition of Swiss Post Ireland and the acquisition of Hip Digital Media. This resulted in net cash used in investing activities of $2,775,805. During the nine months ended September 30, 2015, the Company completed a bought deal private placement financing for gross proceeds of $9,891,982 (C$12,277,500), received proceeds from warrants exercised of $1,175,525 and proceeds from stock options exercised of $47,046 resulting in net cash provided by financing activities of $10,173,395. As a result, the Company’s financial position strengthened from the opening level of $1,529,457 at the beginning of the period to the period-end level of $6,748,316.

The net loss for the nine months ended September 30, 2014 of $318,969 after adjustments for non-cash items and changes in other working capital balances, resulted in cash used in operations of $570,522. During the nine months ended September 30, 2014, the Company used cash in additions to equipment and intangible assets. This resulted in net cash used in investing activities of $131,719. During the nine months ended September 30, 2014, the Company completed two non-brokered private placement financings resulting in net cash provided by financing activities of $1,880,220. As a result, the Company’s financial position strengthened from the opening level of $213,046 at the beginning of the period to the period-end level of $1,230,857.

Liquidity and Capital Resources

At September 30, 2015, the Company had cash and cash equivalents of $6,748,316 and working capital of $7,212,923 compared to cash of $1,529,457 and working capital of $884,409 at December 31, 2014. The Company completed a bought deal private placement financing on February 4, 2015 for gross proceeds of $9,891,982 (C$12,277,500) which management believes will allow the Company to continue its operations for the foreseeable future.

Off Balance Sheet Arrangements

None.

Related Party Transactions

Related party transactions not disclosed elsewhere included in expenses for the three months ended September 30, 2015, and 2014 are salaries and compensation of $495,384 and $144,515, respectively, charged by officers, directors and key management personnel of the Company. Related party transactions not disclosed elsewhere included in expenses for the nine months ended September 30, 2015, and 2014 are salaries and compensation of $1,109,846 and $533,426, respectively, charged by officers, directors and key management personnel of the Company. At September 30, 2015, $45,082 (2014 – $136,677) was due to a director and employee, $59,704 (2014 – $120,641) was due to an officer and director, $nil (2014 – $37,368) was due to an officer, $nil (2014 – $60,711) was due to an officer, $47,673 (2014 – $26,125) was due to an officer, $14,574 (2014 - $nil) was due to a director, $8,335 (2014 - $nil) was due to a director, $8,335 (2014 - $nil) was due to a director and $1,946 (2014 – $nil) was due to an officer. The amounts due to related parties represent unpaid salaries and compensation and unpaid expenses. The amounts are non-interest bearing, unsecured and have no specified terms of repayment.

Recent accounting pronouncements

 IFRS 9 was issued in November 2009 and subsequently amended as part of an ongoing project to replace IAS 39 Financial instruments: Recognition and measurement. The standard introduces new requirements for classifying and measuring financial assets and liabilities. The effective date of IFRS 9 is January 1, 2018. The Company intends to adopt the standard on its effective date and has not yet evaluated the impact on the consolidated financial statements.

In  May  2014,  the  IASB  issued  IFRS  15,  Revenue  from  Contracts  with  Customers  ("IFRS  15").  IFRS 15 is effective for periods beginning on or after January 1, 2017 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers.  IFRS 15 will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (i.e.  service  revenue  and  contract  modifications)  and  improve  guidance  for  multiple-element  arrangements.  Management is in the process of determining the extent of the impact of adoption of IFRS 15 and the possibility of early adoption.

Financial Instruments

Fair value

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of accounts receivable, HST receivable, due to related parties and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments while cash and marketable securities are valued using a level 1 fair value measurement and the derivative liability is valued using a level 3 fair value measurement.

	September 30, 2015		December 31, 2014
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Fair value through profit and loss – assets	$ 6,748,316	$ 6,748,316	$ 1,529,483	$ 1,529,483
Fair value through profit and loss – liabilities	(2,171,918)	(2,171,918)	(1,613,526)	(1,613,526)
Loans and receivables	4,355,185	4,355,185	540,819	540,819
Other financial liabilities	(4,349,113)	(4,349,113)	(1,261,554)	(1,261,554)
	$ 4,582,470	$ 4,582,470	$ (804,788)	$ (804,788)

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial statements are summarized below.

Credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents, accounts receivable, note receivable and HST receivable. The Company places its cash with major financial institutions to limit risk from cash and cash equivalents. The maximum exposure to credit risk is equal to the fair value or carrying value of the related financial assets. The Company’s receivables consist of amounts due from customers, HST due from the Government of Canada, a note receivable and accrued interest due from an unrelated company.  Some customers send payment past normal trade terms and in cases where amounts become uncollectible the Company recognizes bad debt expense to write off the uncollectible amounts. At September 30, 2015, the Company had $683,255 (December 31, 2014 - $450,819) in amounts due from customers greater than 90 days and during fiscal 2014 recognized bad debt expense of $42,582 (2013 - $15,000).

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s ability to continue as a going concern is dependent on the Company’s ability to receive continued financial support from its stakeholders and, ultimately, on the Company’s ability to generate continued profitable operations.  Management is of the opinion that sufficient working capital is available from its financings and will be obtained from operations to meet the Company's liabilities and commitments as they come due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

The application of the going concern concept is dependent on the Company’s ability to receive continued financial support from its stakeholders and, ultimately, on the Company’s ability to generate profitable operations. Management is of the opinion that sufficient working capital is available from its financings and will be obtained from operations to meet the Company's liabilities and commitments as they come due for the next twelve months. These consolidated financial statements do not reflect any adjustments or reclassifications of assets and liabilities which would be necessary if the Company were unable to continue as a going concern.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices. Such fluctuations may be significant.

a)

Interest rate risk

The Company is exposed to interest rate risk to the extent that the cash maintained at financial institutions is subject to a floating rate of interest. The interest rate risks on cash and on the Company’s obligations are not considered significant. A plus or minus 1% change in interest rates would affect profit or loss and comprehensive profit or loss by approximately $57,000.

b)

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, accounts receivable, HST receivable, accounts payable and accrued liabilities and amounts due to Swiss Post that are denominated in a foreign currency. As at September 30, 3015, the Company held material amounts of cash and cash equivalents in Canadian currency and considers foreign currency risk high. A plus or minus 1% change in foreign exchange rates would affect profit or loss and comprehensive profit or loss by approximately $74,000.

The following table summarizes the Company’s exposure to the Canadian currency:

	September 30, 2015	December 31, 2014

Cash and cash equivalents	C$7,498,120	C$983,952
Accounts receivable	80,136	5,099
HST receivable	64,392	19,752
Accounts payable and accrued liabilities	(257,752)	(46,561)

Total	C$7,384,896	C$962,242

RISKS RELATED TO OUR BUSINESS

Limited Operating History

The Company (“Snipp”) has a limited operating history and has limited revenues derived from operations.  Snipp began its business operations in 2007 and did not generate its first commercial revenues until 2008.  Significant expenditures were focused on research and development to create the existing product line.  Snipp's most recent commercial products were only introduced in 2008 and the near-term focus has been in actively developing reference accounts and building sales, marketing and support capabilities.  Snipp's revenue history is as follows:  $nil in 2007; $10,000 in 2008; $153,983 in 2009; $277,771 in 2010; $379,222 in 2011; $511,854 in 2012; $870,420 in 2013 and $3,562,045 in 2014.  As a result of these and other factors, Snipp may not be able to achieve, sustain or increase profitability on an ongoing basis.

Problems Resulting from Rapid Growth

Snipp is pursuing its plan to market its platform throughout Canada, the United States and globally, and will require capital in order to meet these growth plans. There can be no assurances that proceeds from past Financings will enable the Company to meet these growth needs. The plan will place significant demands upon the Company, management, and resources. Besides attracting and maintaining qualified personnel, employees or contractors, the Company expects to require working capital and other financial resources to meet the needs of its planned growth. No assurance exists that the plans will be successful or that these items will be satisfactorily handled, and this may have material adverse consequence on the business of the Company.

Liquidity and Capital Requirements

Snipp faces significant challenges in order to achieve profitability. There can be no assurance that it will be able to maintain adequate liquidity or achieve long-term viability. Snipp’s ability to meet its obligations in the ordinary course of business is dependent upon management and the Board’s ability to establish profitable operations or raise capital, as needed, through public or private debt or equity financing, or other sources of financing to fund operations.

The disruption of the capital markets and the continued decline in economic conditions, amongst other factors, could negatively impact its ability to achieve profitability or raise additional capital when needed.  In order to optimize the growth of the business, Snipp may need to seek to raise additional debt or equity financing.  There can be no assurance that we will be able to identify a source of such financing, or that such financing will be available on terms acceptable to it, if at all.  Moreover, should the opportunity to raise additional capital arise, any additional debt or equity financing could result in significant dilution of the existing holders of Snipp common shares.

Acquisitions or other Business Transactions

Snipp may, when and if the opportunity arises, acquire other products, technologies or businesses involved in activities, or having product lines, that are complementary to its business. Acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies and products of the acquired companies, the diversion of management’s attention from other business concerns, risks associated with entering new markets or conducting operations in industry segments in which Snipp has no or limited experience and the potential loss of key employees of the acquired company.  Moreover, there can be no assurances that any anticipated benefits of an acquisition will be realized.  Future acquisitions by Snipp could result in potentially dilutive issuances of equity securities, the use of cash, the incurrence of debt and contingent liabilities, and write-off of acquired research and development costs, all of which could materially adversely affect our financial condition, results of operations and cash flows.

Impact of Advertising and Competition

The promotions marketing industry is very dynamic with new technology and services being introduced by a range of players from larger established companies to start-ups on a frequent basis. Newer technology may render the Company’s technology obsolete which would have a material, adverse effect on its business and results of operations. Snipp will be competing with others offering similar products. If Snipp’s systems and technology fail to achieve or maintain market acceptance, or if new technologies are introduced by competitors that are more favorably received than the Company’s technology, or are more cost-effective or provide legal exclusivity through patents or are otherwise able to render the Company’s technology obsolete, Snipp will experience a decline in demand which will result in lower sales performance and associated reductions in operating profits all of which would negatively affect stock prices for the Company.

Snipp may also be required to collaborate with third parties to develop its products and may not be able to do so on a timely and cost-effective basis, if at all.

Information Technology, Network and Data Security Risks

The business of the Company faces security risks. Any failure to adequately address these risks could have an adverse effect on the business and reputation of the Company. Computer viruses, break-ins, or other security problems could lead to misappropriation of proprietary information and interruptions, delays, or cessation in service to clients.

Reliance on Third Parties

Snipp relies on certain technology services provided to it by third parties, and there can be no assurance that these third party service providers will be available to the Company in the future on acceptable commercial terms or at all. If the Company were to lose one or more of these service providers, it may not be able to replace them in a cost effective manner, or at all. This could harm the business and results of operations of the Company.

Investment in Technological Innovation

If Snipp fails to invest sufficiently in research and product development, its products could become less attractive to potential clients, which could have a material adverse effect on the results of operations and financial condition of the Company.

New Laws or Regulations

A number of laws and regulations may be adopted with respect to mobile phone services covering issues such as user privacy, "indecent" materials, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Adoption of any such laws or regulations might impact the ability of Snipp to deliver increasing levels of technological innovation and will likely add to the cost of making its products, which would adversely affect its results of operations.

Retention or Maintenance of Key Personnel

There is no assurance that Snipp can continuously retain or maintain key personnel in a timely manner if the need arises, even though qualified replacements are believed by management to exist. Failure to have adequate personnel may materially harm the ability of the Company to operate.

Conflicts of Interest

Snipp may contract with affiliated parties or other companies or members of management of the Company or companies that members of management own, or control. These persons may obtain compensation and other benefits in transactions relating to Snipp. Certain members of management of the Company will have other minor business activities other than the business of Snipp, but each member of management intends to devote substantially all of their working hours to the Company.  Although management intends to act fairly, there can be no assurance that the Company will not possibly enter into arrangements under terms one could argue are less favorable than what could have been obtained had the Company or any other company had been dealing with unrelated persons.

Proprietary Rights Could Be Subject to Suits or Claims

No assurance exists that Snipp or any Company with which it transacts business, can or will be successful in pursuing protection of proprietary rights such as business names, logos, marks, ideas, inventions, patents, trademarks, trade secrets and technology which may be acquired over time.  In many cases, governmental registrations may not be available or advisable, considering legalities and expense, and even if registrations are obtained, adverse claims or litigation could occur.

Lack of Control in Transactions

Management of Snipp intends to retain other companies to perform various services, but may not be in a position to control or direct the activities of the parties with whom it transacts business. Success of the Company may be subject to, among other things, the success of such other parties, with each being subject to their own risks.

No Guarantee of Success

Snipp as well as those companies with which it intends to transact business, have significant business purchases, advertising, and operational plans pending and is/are, therefore, subject to various risks and uncertainties as to the outcome of these plans. No guarantee exists that Snipp, or any company with which it transacts business, will be successful.

Possibility of Significant Fluctuations in Operating Results

Snipp’s revenues and operating results may fluctuate from quarter to quarter and from year to year due to a combination of factors, including, but not limited to: access to funds for working capital and market acceptance of its services.

Revenues and operating results may also fluctuate based upon the number and extent of potential financing activities in the future.  Thus, there can be no assurance that the Company will be able to reach profitability on a quarterly or annual basis.

Snipp has not arranged for any independent market studies to validate the business plan and no outside party has made available results of market research with respect to the extent to which clients are likely to utilize its service or the probable market demand for its services. Plans of the Company for implementing its business strategy and achieving profitability are based upon the experience, judgment and assumptions of our key management personnel, and upon available information concerning the communications and technology industries. If management's assumptions prove to be incorrect, the Company will not be successful in establishing its technology business.

Financial, Political or Economic Conditions

Snipp may be subject to additional risks associated with doing business in foreign countries.

Snipp currently operates within the United States, Canada, Mexico and the Middle East, but the Company expects to do business in South America and potentially Asia and Europe.  As a result, it may face significant additional risks associated with doing business in those countries.  In addition to the language barriers, different presentations of financial information, different business practices, and other cultural differences and barriers, ongoing business risks may result from the international political situation, uncertain legal systems and applications of law, prejudice against foreigners, corrupt practices, uncertain economic policies and potential political and economic instability.  In doing business in foreign countries Snipp may also be subject to such risks, including, but  not limited to,  currency  fluctuations,  regulatory problems, punitive tariffs, unstable local tax policies, trade embargoes, expropriation, corporate and personal liability for violations of local laws, possible difficulties in collecting accounts receivable, increased costs of doing business in countries with limited infrastructure, risks related to shipment of raw materials and  finished  goods  across  national  borders and cultural and language  differences.  Snipp also may face competition from local companies which have longer operating histories, greater name recognition, and broader customer relationships and industry alliances in their local markets, and it may be difficult to operate profitably in some markets as a result of such competition.  Foreign  economies may differ favorably or unfavorably from the United States economy or Canadian economy in growth of gross national  product, rate of inflation, market development,  rate of savings, and capital investment, resource  self-sufficiency  and  balance  of  payments  positions,  and in other respects.

When doing business in foreign countries, the Company may be subject to uncertainties with respect to those countries' legal system and application of laws, which may impact its ability to enforce agreements and may expose it to lawsuits.

Legal systems in many foreign countries are new, unclear, and continually evolving.  There can be no certainty as to the application of laws and regulations in particular instances.  Many foreign countries do not have a comprehensive system of laws, and the existing regional and local laws are often in conflict and subject to inconsistent interpretation, implementation and enforcement.  New laws and changes to existing laws may occur quickly and sometimes unpredictably.  These factors may limit our ability to enforce agreements with our current and future clients and vendors.  Furthermore, it may expose us to lawsuits by our clients and vendors in which we may not be adequately able to protect ourselves.

When doing business in foreign countries, Snipp may be unable to fully comply with local and regional laws which may expose it to financial risk. When doing business in foreign countries, Snipp may be required to comply with informal laws and trade practices imposed by local and regional government administrators.  Local taxes and other charges may be levied depending on the local needs to tax revenues, and may not be predictable or evenly applied.  These local and regional taxes/charges and governmentally imposed business practices may affect the cost of doing business and may require the Company to constantly modify its business methods to both comply with these local rules and to lessen the financial impact and operational interference of such policies.  In addition, it is often extremely burdensome for businesses operating in foreign countries to comply with some of the local and regional laws and regulations.  Any failure on the part of the Company to maintain compliance with the local laws may result in fines and fees which may substantially impact its cash flow, cause a substantial decrease in revenues, and may affect its ability to continue operation.

RISKS RELATED TO THE COMPANY’S INTELLECTUAL PROPERTY

Protection of Snipp's Intellectual Property

Snipp's products utilize a variety of proprietary rights that are important to its competitive position and success.  Snipp has been protecting its Intellectual Property through trade secrets and copyrights, but to-date not through patenting. Because the Intellectual Property associated with Snipp's technology is evolving and rapidly changing, current intellectual property rights may not adequately protect the Company. The Company may not be successful in securing or maintaining proprietary or future patent protection for the technology used in its systems or services, and protection that is secured may be challenged and possibly lost.  Snipp generally enters into confidentiality or license agreements, and has confidentiality provisions in agreements with Snipp's employees, consultants, strategic partners and clients and controls access to and distribution of its technology, documentation and other proprietary information.  Snipp’s inability to protect its Intellectual Property adequately for these and other reasons could result in weakened demand for its systems or services, which would result in a decline in its revenues and profitability.

Third Party Intellectual Property Rights

The Company could become subject to litigation regarding intellectual property rights that could significantly harm its business.  Snipp’s commercial success will also depend in part on its ability to make and sell its systems and services without infringing on the patents or proprietary rights of third parties.  Competitors, many of whom have substantially greater resources than the Company and have made significant investments in competing technologies or products, may seek to apply for and obtain patents that will prevent, limit or interfere with Snipp's ability to make or sell Snipp's systems or provide Snipp's services.

Subsequent Events:

On October 14, 2015, the Company granted 200,000 options to a newly appointed director. The options are to vest one third on October 14, 2016 and then in additional one third increments every year thereafter until fully vested. The options are to be exercisable at a price of C$0.465 per common share and expire after five years.

On October 19, 2015, the Company granted 400,000 options to a newly appointed officer. The options will vest one-third in six months and then in additional one-third increments every six months thereafter until they are fully-vested. The options have an exercise price of C$0.46 per common share and expire after five years.

On October 22, 2015, the Company granted 340,000 options to nine employees/consultants. The options are to vest one third on October 22, 2016 and then in additional one third increments every year thereafter until fully vested. The options are to be exercisable at a price of C$0.45 per common share and expire after five years.

On November 10, 2015, the Company granted 140,000 options to five employees. The options are to vest one third on November 10, 2016 and then in additional one third increments every year thereafter until fully vested. The options are to be exercisable at a price of C$0.42 per common share and expire after five years.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this report, including, but not limited to statements in the “Description of Business and Overall Performance”, ”Future Growth”, “Liquidity and Capital Resources” and “Previous Financing” sections which may contain the words "may," "will," "likely," "project," "aim," "intend," "plan," "schedule," "forecast," "estimate," "expect," "believe," "anticipate," "should," "would," "could," and similar expressions and statements related to matters that are not historical facts, constitute forward-looking information within the meaning of securities laws. Such forward-looking information, particularly with respect to the Company’s future plans, costs, objectives, or economic performance, reflects what we believe in good faith to be reasonable assumptions, expectations, and intentions, based on information that is currently available. Although we believe these underlying assumptions, expectations, and intentions to be reasonable, forward-looking information is not a guarantee of future performance, and involves risks and uncertainties, many of which are beyond our control and which may cause actual results, events, or actions to differ materially from those expressed or implied in such forward-looking information. These risks and uncertainties include, but are not limited to, changes in demand for and prices for the products of the Company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors. The factors and assumptions that were applied in reaching the forward-looking information include, but are not limited to, the following assumptions:

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Continued demand for mobile marketing solutions;

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The successful execution of existing and planned projects;

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General economic and market factors to remain at current levels or become more favourable over time;

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The ability to retain key personnel and to have the necessary financial resources to continue operations

Although we have attempted to identify and describe above under the headings “RISKS RELATED TO OUR BUSINESS,” and “RISKS RELATED TO THE COMPANY’S INTELLECTUAL PROPERTY” important risks and factors which may cause actual results to differ materially from those described in any forward-looking information including those factors discussed in filings made by us with the Canadian securities regulatory authorities, there may be other risks and factors that cause results, events, or actions to differ materially from those anticipated, estimated, or intended. Accordingly, readers should not place undue reliance on forward-looking information contained in this report. Any forward-looking information contained herein is expressed as of the date of this report and, except as required by law, the Company does not undertake any obligation to update or revise such forward-looking information to reflect subsequent information, events, or circumstances.

Additional Information:

Additional information relating to the Company may be accessed on the System for Electronic Document Analysis and Retrieval (SEDAR at www.sedar.com.